March 19, 2026

William A. Ulrich
Chief Executive Officer
Presidio Production Company
500 W. 7th Street, Suite 1500
Fort Worth, TX 76102

       Re: Presidio Production Company
           Registration Statement on Form S-1
           Filed March 16, 2026
           File No. 333-294316
Dear William A. Ulrich:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    John Stribling